DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

July 20, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

USA

Attention: Division of Corporation Finance, Office of Life Sciences

Re:	InMed Pharmaceuticals Inc.

Amendment No. 1 to Registration Statement on Form S-1

Submitted July 6, 2020

CIK No. 0001728328

Dear Sirs and Mesdames:

On behalf of our client, InMed Pharmaceuticals Inc. (the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s response, as we have been informed by the Company, to one of the comments included in the Staff’s letter of comment, dated July 14, 2020 (the “Comment Letter”), in respect of the above noted registration statement. The Company’s response below is keyed to the heading and comment number contained in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-1 filed on July 6, 2020

General

2.

We note that you made available an investor presentation dated July 2020 available on your website. Please tell us why this presentation is consistent with Section 5 of the Securities Act, including any applicable safe harbor rules. We may have further comments upon review of your response.

As a company that has been publicly traded in Canada for many years, and currently has its common shares trading on the Toronto Stock Exchange, like many other public companies, the Company maintains a publicly accessible corporate presentation on its website. Historically, the Company has called such presentation an “Investor Presentation”. In July 2020, the Company updated its Investor Presentation in order to reflect certain developments in the Company’s business that had separately been disclosed publicly by the Company.

U.S. Securities and Exchange Commission

July 20, 2020

The Company prepared two versions of the revised Investor Presentation, one to be used on its website and in any “Test-The-Waters” meetings, and one to eventually be used as part of a road show for the Company’s proposed public offering. The only difference between the two versions of the presentation is that the version intended for use as part of the road show includes a disclaimer that references the filling of the Registration Statement.

Inadvertently, the Company posted the wrong version of the Investor Presentation on its website. Promptly after becoming aware of the error, the Company replaced the incorrect version on its website with the version that does not reference the Registration Statement. In addition, the Company changed the name of the version on its website to “Company Presentation”.

To date, the Company has not engaged in any road show or other marketing of the transaction, and neither the Company nor the underwriters for the offering have received any inquiries from potential investors who became aware of the offering based upon reviewing the website presentation.

* * *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Eric A. Adams
Bruce S. Colwill
InMed Pharmaceuticals Inc.